SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

December 24, 2014

Larry Spirgel, Assistant Director

Terry French, Account Branch Chief

Sharon Virga, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Xueda Education Group

Form 20-F for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 001-34914

Dear Mr. Spirgel, Mr. French and Ms. Virga:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 26, 2014, regarding the financial statements and related disclosures in the Company’s annual report on Form 20-F for the year ended December 31, 2013 that was filed on March 31, 2014 (the “Company’s 2013 Form 20-F”).

Set forth below are the Company’s response to the Staff’s comment contained in the November 26, 2014 letter.  For convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed the Company’s response accordingly.

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Kathryn King Sudol  Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

We note your disclosure on page F-30 that on July 16, 2013, you contributed additional capital of $1,632 million to Firstleap’s convertible redeemable preferred shares and your beneficial interest in Firstleap increased from 12.72% to 16.11%. As a result of the additional investment, you have two seats out of six in the board of Firstleap, compared to one seat out of five previously held. Please tell us your rationale for accounting for this entity as an available-for-sale investment rather than as an equity method investment and how you applied the guidance in ASC 323-10-15.

The Company refers to disclosure under the captioned “Available-for-sale securities” in Note 8 to the Company’s financial statements on page F-30 of the Company’s 2013 Form 20-F.  That disclosure is reproduced below for ease of reference:

“In July 2012, the Company entered into a preferred share purchase agreement with the shareholders of Firstleap Education (“Firstleap”), a company incorporated in the Cayman Islands that provides English training program to children aged from 2 to 10 years in the PRC. The Company purchased, for a cash consideration of $4,786, 1,272,000 convertible redeemable preferred shares, which is equivalent to a 12.72% equity ownership interest in Firstleap.

On July 16, 2013, the Company contributed an additional capital of $1,632 million in Firstleap’s convertible redeemable preferred shares. Consequently, the Company’s beneficial interest in Firstleap increased form 12.72% to 16.11%. As a result of the additional investment, the Company has two seats out of six in the board of Firstleap, compared to one seat out of five previously.” (In thousands of U.S. dollars, except for shares and per share data)

The Company has also summarized the features of the preferred shares of Firstleap held by the Company (the “Preferred Shares”) in Appendix A to this letter.

The Company respectfully advises the Staff that, because none of the characteristics listed in ASC 323-10-15-13 is met, the Company’s investment in the Preferred Shares should not be considered in-substance common stock. Therefore, the Company should not apply the equity method of accounting for the Investment.

The Company further respectfully advises the Staff that, despite of the equity-like features of the Preferred Shares, the Investment is a debt security in nature per ASC 320-10-20 and should be classified as available-for-sale security.

Are the Preferred Shares in-substance common stock?

The Company has concluded that the Preferred Shares are not in-substance common stock based on the following analysis.

According to ASC 323-10-15-16, “The initial determination of whether an investment is substantially similar to common stock shall be made on the date on which the investor obtains the investment if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. That determination shall be reconsidered if any of the following occur…c. The investor obtains an additional interest in an investment in which the investor has an existing interest. As a result, the method of accounting for the cumulative interest is based on the characteristics of the investment at the date at which the investor obtains the additional interest (that is, the characteristics that the investor evaluated to make its investment decision), and will result in the investor applying one method of accounting to the cumulative interest in an investment of the same issuance.”

Per the guidance above, the Company assessed whether the Preferred Shares were in-substance common stock when the Company first invested in Firstleap in July 2012, and concluded that they were not. When the Company purchased additional Preferred Shares from Firstleap in July 2013, the Company revisited the analysis, and believed that the conclusion still held.

ASC 323-10-15-3 stated that “(T)the guidance in the Investments—Equity Method and Joint Ventures Topic applies to investments in common stock or in-substance common stock (or both common stock and in-substance common stock)…”

As the Preferred Shares purchased by the Company are not common stock, the Company needs to determine if they are in-substance common stock, and whether equity method accounting would be applicable.

Per ASC 323-10-15-13, “in-substance common stock” is defined as “an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock.”  ASC 323-10-15-13 also provides three criteria when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock, they are:

“a. Subordination...If an investment has a substantive liquidation preference over common stock, it is not substantially similar to the common stock…

b. Risks and rewards of ownership…

c. Obligation to transfer value…For example, if the investment has a substantive redemption provision (for example, a mandatory redemption provision or a non-fair-value put option) that is not available to common shareholders, the investment is not substantially similar to common stock... “

The Company analyzed the investment in Firstleap with respect to subordination, risks and rewards of ownership, and obligation to transfer value and the Company’s analysis is summarized as follows.

Subordination: According to the terms of Preferred Shares, the holder of the Preferred Shares holds liquidation preference to Firstleap’s common shareholders. The liquidation preference is substantive as it is significant in relation to the purchase price of the Preferred Shares. Upon the occurrence of any liquidation event, holders of Preferred Shares will be paid at the issuance price of relevant Preferred Share plus any declared but unpaid dividend, prior to any payment to the holders of common shares of Firstleap. In addition, dividends on the Preferred Shares are required to be declared and paid prior to the declaration of any dividends related to the common shares.

Accordingly, the Preferred Shares have substantive liquidation preference over common shares of Firstleap and they are not substantially similar to common stock.

Risks and rewards of ownership: At any time on or after January 1, 2017 without consummation of a qualified IPO, each holder of the Preferred Shares may require Firstleap to redeem all of the then outstanding Preferred Shares held by such requesting holder, at a redemption price that equals the original issuance price plus a compound interest calculated at an annual interest rate of 12% minus the amount of any dividend paid.  Accordingly, the Company does not have exposure to a lower return on the Preferred Shares.  The Preferred Shares held by the Company account for only 16.11% of Firstleap’s total share capital while 83.89% of Firstleap’s share capital are common shares. In terms of capital contribution, common shareholders of Firstleap contributed US$8.3 million while holders of Preferred Shares contributed US$6.4 million at their respective date of investment.

The above represents a substantive redemption right under ASC 323-10-15-13b and indicates that the Preferred Shares held by the Company have a different risk-reward profile from Firstleap’s common shares and therefore would not be considered in-substance common stock according to the guidance above.

Obligation to transfer value: The redemption right is an option to the holders of Preferred Shares and not mandatory.  The redemption feature is not available to Firstleap’s common shareholders. The redemption feature is substantive because the redemption amount is substantive as compared to the fair value of the Preferred Shares and, based on the Company’s expectation as of the date that the investment was made, Firstleap had the ability to pay the redemption amount.

The Company concluded that the Preferred Shares require Firstleap, as the investee, to transfer substantive value to the Company while common shareholders of Firstleap do not have such right, and therefore, the Preferred Shares are not similar to common shares of Firstleap.

Per ASC 323-10-15-14, “if the investor determines that any one of the characteristics in the preceding paragraph indicates that an investment in an entity is not substantially similar to an investment in that entity’s common stock, the investment is not in-substance common stock.”

Based on the above analysis, the Company concluded that the Preferred Shares held by the Company are not in-substance common stock, and thus are not within the scope of ASC 323.

How should the investment be accounted for?

The Preferred Shares held by the Company were accounted for as available-for-sale investments.

The Company further considered the guidance in ASC 320 regarding the classification of the Preferred Shares on the Company’s balance sheet. Because the Preferred Shares are redeemable at the option of their holders, the Preferred Shares meet the definition of debt security and are within the scope of ASC 320.

The purposes of the Company’s investment in Firstleap is to obtain, firstly, industry insights into other service offerings, and secondly, appreciation on such investment. As such, the Company concluded that the Preferred Shares purchased by the Company are not trading securities. According to ASC 320-10-25-5(g), convertible debt securities shall not be classified as held-to-maturity. As a result, the Company concluded that the Preferred Shares held by the Company shall be classified as available-for-sale security, per the guidance in ASC 320-10-25-1.

Note:

The Company respectfully advises the Staff that the Company noted a typo in the disclosure under the captioned “Available-for-sale securities” in Note 8 to the Company’s financial statements on page F-30 of the Company’s 2013 Form 20-F.  In the last paragraph on page F-30, where it was stated that “the Company contributed an additional capital of $1,632 million in Firstleap’s convertible redeemable preferred shares,” the additional capital amount as stated therein should have been “$1,632.”  The word “million” was misplaced by accident and the clerical typo does not materially impact the overall disclosure in the Company’s 2013 Form 20-F.  The Company will correct the disclosure in future filings.

Acknowledgements:

In connection with the response to the Staff’s comment, the Company hereby acknowledges that,

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *

Should you have any question regarding this response letter, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Yi Gao by phone at (+852) 2514-7620 (office) or (+852) 6191-5371 (cell) or by email at ygao@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Appendix A - Key Features of the Preferred Shares

cc:                                Xin Jin, Chief Executive Officer and Director

Christine Lu-Wong, Chief Financial Officer

Xueda Education Group

Yi Gao

Simpson Thacher & Bartlett

Deric Chiu, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Appendix A - Key Features of the Preferred Shares

According to the amended memorandum and articles of association of Firstleap upon the issuance of the Preferred Shares in July 2013, the key features of the Preferred Shares held by the Company are summarized as follows:

Conversion Rights:

•                  Optional Conversion: each Preferred Share may, at the option of its holder, be converted at any time into common share(s) based on the effective conversion price.

•                  Automatic Conversion: each Preferred Share shall automatically be converted into common share(s) based on the effective conversion price upon the earlier of (i) the closing of a qualified IPO, or (ii) the date specified by written consent or agreement of the holders of at least 51% of the then outstanding Preferred Shares.

Voting Rights:

•                  At all general meetings of Firstleap, each holder of Preferred Shares shall be entitled to such number of votes as equaling the whole number of common shares into which such Preferred Shares can convert into.

Dividend Rights:

•                  Dividends are paid when and if declared by the board of directors of Firstleap.  Dividends on the Preferred Share are required to be declared and paid prior to the declaration of any dividends related to the common shares.

Redemption Rights:

•                  At any time on or after January 1, 2017 without consummation of a qualified IPO, each holder of the Preferred Shares then outstanding may require Firstleap to redeem all, but not less than all of the then outstanding Preferred Shares held by such requesting holder.

•                  The redemption price per Preferred Share shall be the original issuance price plus a compound interest calculated at an annual interest rate of 12% for each year outstanding minus the amount of any dividend paid.

Liquidation Preference:

•                  Upon the occurrence of any liquidation event, the assets of Firstleap legally available for distribution shall be distributed among the holders of all outstanding shares of Firstleap (on an as-converted basis) in the following order and manner:

i)                 in priority to any payment to the holders of common shares, pay to each holder of Preferred Shares, pari passu as between themselves, an amount per Preferred Share that equals to the original Preferred Share issuance price, plus any declared but unpaid dividend; and

ii)              pay and distribute all of the remaining assets of Firstleap available for distribution among the holders of Preferred Shares and common shares pro rata based on the number of common shares held by each (assuming full conversion of all Preferred Shares).